Afya Limited Announces Medical Seats Increase in AFYA Cruzeiro do Sul

Belo Horizonte, Brazil, September 18, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 17 medical seats of ITPAC Cruzeiro do Sul – Instituto Tocantinense Presidente Antonio Carlos Porto S.A. (“AFYA Cruzeiro do Sul”), in the city of Cruzeiro do Sul, located in the state of Acre.

With the authorization, Afya reaches 67 medical seats on this campus, bringing the total approved seats to 3,785. This significant presence underscores our commitment to providing quality medical education and our role as the leading provider of medical education in Brazil.

About Afya:

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br